SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2010
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated June 4, 2010.
2.	Articles of Amendment of the Registrant.
3.	By-law No. 1 of the Registrant.
4.	Change in Corporate Structure.
5.	Report of Voting Results.

Documents 2, 3, 4 and 5 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form F-3 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 21, 2010 (File No. 333-166209).

Document 1

For Immediate Release	June 4, 2010

SONDE RESOURCES CORP. ANNOUNCES:

•	RESULTS OF ITS ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

•	IMPLEMENTATION OF SHARE CONSOLIDATION AND NAME CHANGE

•	OPERATIONAL UPDATE

CALGARY, ALBERTA -- (Marketwire – June 4 2010) - Sonde Resources Corp. (formerly “Canadian Superior Energy Inc.”) (the "Company") (TSX:SNG) (NYSE Amex:SNG) is pleased to announce that the following matters put before the annual and special meeting of holders ("Shareholders") of common shares ("Common Shares") of the Company held on June 3, 2010 were approved:

1.	the election of Marvin M. Chronister, Dr. James Funk, Kerry R. Brittain, Dr. William J.F. Roach, Gregory G. Turnbull and James H.T. Riddell as directors of the Company for the ensuing year;

2.	the appointment of Deloitte & Touche llp as auditors of the Company;

3.	the name change from “Canadian Superior Energy Inc.” to "Sonde Resources Corp.";

4.	the consolidation (the "Consolidation") of the issued and outstanding Common Shares on the basis of one post-Consolidation Common Share for every five pre-Consolidation Common Shares;

5.	the adoption of a new shareholder rights plan of the Company; and

6.	the confirmation of the new By-Law Number 1 of the Company.

Accordingly, the Company has filed articles of amendment to implement the Consolidation and to change the name of the Company to "Sonde Resources Corp."

The Company expects that the post-Consolidation Common Shares will begin trading on the Toronto Stock Exchange on or about June 8, 2010 and on the NYSE Amex on or about June 7, 2010.  The post-Consolidation Common Shares will trade on each exchange under the new symbol "SOQ".

Letters of transmittal with respect to the Consolidation were mailed to all registered Shareholders on May 7, 2010, copies of which are available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.  To receive certificates representing post-Consolidation Common Shares, registered Shareholders should follow the instructions set out in the letter of transmittal and send their certificates representing pre-Consolidation Common Shares, together with a properly executed letter of transmittal, to Valiant Trust Company, the registrar and transfer agent of the Company.   Beneficial Shareholders should contact their nominees with any questions regarding the procedures applicable to them.

Following the Annual and Special Meeting of Shareholders today the Company made a presentation which is available on our new website www.sonderesources.com.

2010 Operational Highlights

•
After declining to a Q1 average of 2,779 boe/d, Company production increased to 3,127 boe/d for the week ending May 19, under-pinned by a significant oil and gas discovery in the Eaglesham Wabamun trend, which came online in May producing 2.4 mmcf/d and 100 bbls/d.

•
Highlighting management’s expectation that production growth will continue in Q3, in early May the Company began completion and/or tie-in operations on 23 previously-suspended wells, including a new well at Westerose testing from combined Mannville-Glauc-Ellerslie zones at a combined rate exceeding 4 mmcf /d.

•
Particularly encouraging from the winter program is a nearly 25% increase to the Company’s daily liquids production, highlighting the potential management sees for positive near-term growth in Company-wide oil and condensate production.

•
In Tunisia, the Company signed a rig commitment agreement to take operational possession of the ENSCO 105 jack-up rig during the fourth quarter of 2010 for drilling the Zarat 1-North appraisal well on the 7th of November Block.

•	In Trinidad, the Company began evaluation of 7 new offshore lease blocks that will be offered for bid in August.

•
The Liberty LNG regassification project is on budget and moving forward with submission of a construction permit planned for late August of this year. The Company continues to pursue possible joint ventures related to this project.

Second Half 2010 Plans and Strategy

Western Canada

The Company is committed to increasing shareholder value on its nearly 400,000 gross acres of Western Canada holdings, with strong emphasis on growing high-value oil and condensate production. After a thorough review of these assets, management has identified an extensive list of behind-pipe, infill and step-out locations capable of supporting a multi-year development and growth program. The latter half of 2010 is expected to mark the beginning of a substantial increase in Western Canada development and exploration activity, with a three-part strategy focused on core properties at Drumheller, Kaybob-Windfall and Boundary Lake-Eaglesham:

•
Development of high value, low-risk/low-finding and development costs behind-pipe and infill reserves to increase cash flow in support of our Canada and international growth programs, and to increase the value of proved and probable reserves (gas-oriented).  Management has identified approximately 60 locations that will be targeted in 2010 and during the first half of 2011, with potential for adding 1,600 boe/d in new production.

•
Growth in liquids production through re-development of existing oil pools, with a focus on the Mannville “I” pool at Drumheller.  Included in this program are plans for re-stimulating low-rate or suspended wells, infill drilling using horizontal wells and multi-stage frac technology, and initiation of a waterflood program.

•
Growth in liquids production through exploration for and exploitation of oil resource plays on existing lands.  Included in this program are “proof-of-concept” re-entry’s of suspended wells owned by the Company, followed by infill and step-out drilling where successful.

International

The Company is committed to capturing the high-impact growth potential of its Tunisia/Libya and Trinidad/Tobago offshore oil and gas assets, and its Liberty Natural Gas LNG project on the US East Coast.  Proposed plans for 2010 and the first half of 2011 include:

•	Drilling of the Zarat 1-North appraisal well (offshore Tunisia) in late Q4, with potential for significant value and reserve additions given success.

•	Participation in development plans for our offshore Trinidad assets as commissioned by our Operator partner for the block.

•	Submission of construction permits by Liberty Natural Gas with respect to the Liberty LNG regassification project expected by late August, 2010.

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas (“LNG”) project.  Its operations are located offshore Trinidad and Tobago, Western Canada, North Africa, and offshore Eastern United States.  See Canadian Superior’s website at www.cansup.com to review further detail on Canadian Superior’s operations.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward -looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate",

"propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include, among others, those concerning the Company's anticipated operational plans and activities including our development and exploration program in Western Canada, the exploration, development and drilling programs in Trinidad and in Tunisia and Libya, future construction plans and the submission of construction permits at the Liberty LNG regassification project, the expected continued production growth and strategy of the Company, and the expectation of successful future results.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, management's expectations regarding future growth, plans for and result of drilling activity, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates, the uncertainty of estimates and projections in relation to production, risks affecting the Company's ability to execute projects and market oil and natural gas, risks inherent in operating in foreign jurisdictions, the ability to attract key personnel, including the hiring of a Chief Executive Officer, and the inability to raise additional capital. Additional assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com., and the Company's annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release is as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information except as required by law.

For Further Information Please Contact:
Canadian Superior Energy Inc.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

Document 2

Articles Of Amendment
Business Corporations Act
Section 29 or 177

1.	Name of Corporation	2. Corporate Access Number
	CANADIAN SUPERIOR ENERGY INC.	202972725

3.	THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

A)	Pursuant to Section 173(1)(a) of the Business Corporations Act (Alberta), Item 1 of the Articles of the Corporation be and is hereby amended to read:

“1. Name of Corporation

Sonde Resources Corp.”

B)
Pursuant to Section 173(1)(f) of the Business Corporations Act (Alberta), the Articles of the Corporation be and are hereby amended by consolidating all of the issued and outstanding Common Shares of the Corporation as evidenced by the attached Section 173(1)(f) Schedule.

/s/ MICHAEL D. PEDLOW	Michael D. Pedlow	June 3, 2010
Authorized Signature	Name of Person Authorizing (please print)	Date

N/A	Solicitor
Identification (not applicable for societies)	Title (please print)

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act.  Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Box 3140, Edmonton, Alberta  T5J 2G7, (780) 427- 7013.

REG 3054 (2003/05)

SECTION 173(1)(f) SCHEDULE

Pursuant to Section (173)(1)(f) of the Business Corporations Act (Alberta), the Articles of the Corporation be and are hereby amended by consolidating all of the issued and outstanding Common Shares of the Corporation on the basis of five (5) pre-consolidation Common Shares into one (1) post-consolidation Common Share.

Where fractional Common Shares would otherwise be issued, each fractional Common Share shall be rounded up to the next greater whole number of Common Shares if the fractional entitlement is equal to or greater than 0.5 and shall be rounded down to the next lesser whole number of Common Shares if the fractional entitlement is less than 0.5.

Document 3

BY-LAW NO. 1

A By-Law relating generally to the transaction of
the business and affairs of Canadian Superior Energy Inc.

CONTENTS

SECTION	SUBJECT

One	Interpretation

Two	Business of the Corporation

Three	Directors

Four	Committees

Five	Protection of Directors and Officers

Six	Shares

Seven	Dividends

Eight	Meetings of Shareholders

Nine	Notices

Ten	Effective Date

IT IS HEREBY ENACTED as By-law No. 1 of Canadian Superior Energy Inc. (hereinafter called the "Corporation") as follows:

SECTION ONE
INTERPRETATION

1.01                 Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the Business Corporations Act of Alberta, and any statute that may be substituted therefor, including the regulations thereunder, as from time to time amended;

"appoint" includes "elect" and vice versa;

"articles" means the articles of the Corporation, as defined in the Act, and includes any amendments thereto;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"meeting of shareholders" means any meeting of shareholders, including any meeting of one or more classes or series of shareholders;

"recorded address" means, in the case of a shareholder, the address of such shareholder as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and, in the case of a director, officer, auditor or member of a committee of the board, the latest address of such person as recorded in the records of the Corporation; and

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.03 or by a resolution passed pursuant thereto.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts, unincorporated organizations and personal representatives.

1.02                 Conflict with the Act, the Articles or any Unanimous Shareholder Agreement

To the extent of any conflict between the provisions of the by-laws and the provisions of the Act, the articles or any unanimous shareholder agreement relating to the Corporation, the provisions of the Act, the articles or the unanimous shareholder agreement shall govern.

1.03                 Headings and Sections

The headings used throughout the by-laws are inserted for convenience of reference only and are not to be used as an aid in the interpretation of the by-laws.  "Section" followed by a number means or refers to the specified section of this by-law.

1.04                 Invalidity of any Provision of By-laws

The invalidity or unenforceability of any provision of the by-laws shall not affect the validity or enforceability of the remaining provisions of the by-laws.

SECTION TWO
BUSINESS OF THE CORPORATION

2.01                 Corporate Seal

The corporate seal of the Corporation, if any, shall be in such form as the board may from time to time by resolution approve.

2.02                 Financial Year

The financial year of the Corporation shall end on such date in each year as the board may from time to time by resolution determine.

2.03                 Execution of Instruments

Deeds, transfers, assignments, contracts, mortgages, charges, obligations, certificates and other instruments of any nature whatsoever (collectively "instruments") shall be signed on behalf of the Corporation by two persons, one of whom holds the office of chair of the board, president, chief executive officer, chief financial officer, chief operating officer, vice president or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant secretary or assistant treasurer or any other office created by resolution of the board.  In addition, the board is authorized from time to time by resolution to appoint any person or persons on behalf of the Corporation either to sign instruments in writing generally or to sign specific instruments.  Any signing officer may affix the corporate seal to any instrument requiring the same.

2.04                 Execution in Counterpart, By Facsimile, and by Electronic Signature

(a)        Subject to the Act, any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by electronic means or by facsimile; and

(b)        Any instrument or document required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document.

2.05                 Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be authorized by the board.  Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.06                 Voting Rights in Other Bodies Corporate

The signing officers may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation.  Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the persons executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights.  In addition, the board or, failing the board, the signing officers may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07                 Divisions

The board may from time to time cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation, types of business or operations, geographical territories, product lines or goods or services, as the board may consider appropriate in each case.  From time to time the board may authorize upon such basis as may be considered appropriate in each case:

(a)
the designation of any such division by, and the carrying on of the business and operations of any such division under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

(b)	the appointment of officers for any such division and the determination of their powers and duties, provided that any such officers shall not, as such, be officers of the Corporation.

SECTION THREE
DIRECTORS

3.01                 Number of Directors

The board shall consist of the number of directors provided in the articles, or, if a minimum number and a maximum number of directors is so provided, the number of directors of the Corporation shall be determined from time to time by ordinary resolution of the shareholders, or in the absence of such resolution, by resolution of the directors.

3.02                 Calling and Notice of Meetings

Meetings of the board shall be called and held at such time and at such place as the board, the chair of the board, the president or any two directors may determine, and the secretary or any other officer shall give notice of meetings when directed or authorized by such persons.  Notice of each meeting of the board shall be given in the manner provided in Section Nine to each director not less than twenty-four hours before the time when the meeting is to be held unless waived in accordance with the Act.  A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where required by the Act.  Notwithstanding the foregoing, the board may from time to time fix a day or days in any month or months for regular meetings of the board at a place and hour to be named, in which case no other notice shall be required for any such regular meeting except where the Act requires specification of the purpose or the business to be transacted thereat.  Provided that a quorum of directors is present, each newly elected board may, without notice, hold its first meeting following the meeting of shareholders at which such board was elected.

3.03                 Place of Meetings

Meetings of the board may be held at any place in or outside Alberta.

3.04                 Meetings by Telephonic, Electronic or Other Communication Facility

A director may participate in a meeting of the board or of a committee of the board by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other.  A director participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

3.05                 Quorum

Subject to the requirements under the Act requiring resident Canadians to be present at any meeting of the board, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors or such greater number of directors as the board may from time to time determine, provided that, if the board consists of only one director, the quorum for the transaction of business at any meeting of the board shall consist of one director.

3.06                 Chair

The chair of any meeting of the board shall be the director present at the meeting who is the first mentioned of the following officers as have been appointed: chair of the board, president or a vice-president (in order of seniority).  If no such officer is present, the directors present shall choose one of their number to be chair. If the secretary of the Corporation is absent, the chair of the meeting shall appoint some person, who need not be a director, to act as secretary of the meeting.

3.07                 Action by the Board

At all meetings of the board every question shall be decided by a majority of the votes cast on the question.  A director participating in a meeting by electronic means, telephone or other communication facilities may vote by means of such facility. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote. The powers of the board may also be exercised by resolution in writing signed by all the directors who would be entitled to vote on that resolution at a meeting of the board.

3.08                 Adjourned Meeting

Any meeting of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place.  The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment.  If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

3.09                 Remuneration and Expenses

The directors shall be paid such  remuneration for their services as the board may from time to time determine.  The directors shall also be entitled to be reimbursed for reasonable travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof.  Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

3.10                 Officers

The board from time to time may appoint one or more officers of the Corporation and, without prejudice to rights under any employment contract, may remove any officer of the Corporation.  The powers and duties of each officer of the Corporation shall be those determined from time to time by the board and, in the absence of such determination, shall be those usually incidental to the office held.

3.11                 Agents and Attorneys

            The board shall have the power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

SECTION FOUR
COMMITTEES

4.01                 Committees of the Board

Subject to the Act, the board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board.

4.02                 Transaction of Business

The powers of any committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.  Meetings of any committee may be held at any place in or outside Alberta.

4.03                 Procedure

Unless otherwise determined by the board, a quorum for meetings of any committee shall be a majority of its members, each committee shall have the power to appoint its chair and the rules for calling, holding, conducting and adjourning meetings of the committee which, unless otherwise determined, shall be the same as those governing the board.  Each member of a committee shall serve during the pleasure of the board of directors and, in any event, only so long as such person shall be a director.  The directors may fill vacancies in a committee by appointment from among their members.  Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

SECTION FIVE
PROTECTION OF DIRECTORS AND OFFICERS

5.01                 Limitation of Liability

No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or with which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets of or belonging to the Corporation or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same shall happen by or through his or her failure to exercise the powers and to discharge the duties of his or her office honestly, in good faith and with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

5.02                 Indemnity

The Corporation shall, to the maximum extent permitted under the Act or otherwise by law, indemnify a director or officer of the Corporation, a former director or officer of the Corporation, and a person who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other action or proceeding to which he or she is made a party to or involved by reason of that association with the Corporation or such other entity.

5.03                 Advance of Costs

The Corporation shall, to the maximum extent permitted under the Act or otherwise by law, advance moneys to an individual referred to in Section 5.02 to defray the costs, charges and expenses of a proceeding referred to in Section 5.02 provided such individual shall repay the moneys advances if the individual does not fulfil the conditions set forth in the Act.

5.04                 Court Approval

The Corporation shall use reasonable commercial efforts to obtain any court or other approvals necessary for any indemnification pursuant to Sections 5.02.

5.05                 Indemnities Not Exclusive

The rights of any person to indemnification granted by the Act or this by-law are not exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors, at law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and will enure to the benefit of the heirs and legal representatives of that person.

5.06                 Insurance

The Corporation may purchase, maintain or participate in insurance for the benefit of the persons referred to in Section 5.02 as the board may from time to time determine.

SECTION SIX
SHARES

6.01                 Non-Recognition of Trusts

Subject to the Act, the Corporation may treat as the absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

6.02                 Joint Shareholders

If two or more persons are registered as joint holders of any share:

(a)	the Corporation shall record only one address on its books for such joint holders;

(b)	the address of such joint holders for all purposes with respect to the Corporation shall be their recorded address; and

(c)
any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

SECTION SEVEN
DIVIDENDS

7.01                 Dividend Cheques

A dividend payable in cash shall be paid by cheque of the Corporation or of any appointed dividend paying agent, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the shareholder's recorded address, unless such holder otherwise directs and the Corporation agrees to follow such direction.  In the case of joint holders the cheque shall, unless such joint holders otherwise direct and the Corporation agrees to follow such direction, be made payable to the order of all of such joint holders and mailed to them at their recorded address.  The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.  Alternatively, dividends payable in money may be paid to shareholders by such form of electronic funds transfer as management of the Corporation considers appropriate.

7.02                 Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as management of the Corporation may from time to time prescribe, whether generally or in any particular case.  No dividend shall bear interest against the Corporation.

7.03                 Unclaimed Dividends

Subject to any applicable legislation relating to unclaimed personal property, any dividend unclaimed after a period of four years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION EIGHT
MEETINGS OF SHAREHOLDERS

8.01                 Place of Meetings

Meetings of the shareholders shall be held at such place within Alberta as the board shall determine.  Subject to the Act, meetings may be held outside of Alberta.

8.02                 Participation in Meeting By Electronic Means

Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by electronic means, telephone or other communication facility that permits all participants to hear each other or otherwise communicate with each other during the meeting, if the Corporation makes available such a communication facility.  A person participating in a meeting by such means shall be deemed to be present at the meeting.

8.03                 Electronic Meetings

If the directors or the shareholders of the Corporation call a meeting of shareholders, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act,  entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.04                 Chair, Secretary and Scrutineers

The chair of any meeting of shareholders, who need not be a shareholder of the Corporation, shall be the first mentioned of the following officers as has been appointed and is present at the meeting: chair of the board, president or a vice-president (in order of seniority).  If no such officer is present and willing to act as chair within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair.  The chair shall conduct the proceedings at the meeting in all respects and his or her decision in any matter or thing, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy and any question as to the admission or rejection of a vote, shall be conclusive and binding upon the shareholders.  The secretary of any meeting of shareholders shall be the secretary of the Corporation, provided that, if the Corporation does not have a secretary or if the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. The board may from time to time appoint in advance of any meeting of shareholders one or more persons to act as scrutineers at such meeting and, in the absence of such appointment, the chair may appoint one or more persons to act as scrutineers at any meeting of shareholders. Scrutineers so appointed may, but need not be, shareholders, directors, officers or employees of the Corporation.

8.05                 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be; (a) those entitled to vote at such meeting; (b) the directors and auditors of the Corporation; (c) others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting;  (d) legal counsel to the Corporation when invited by the Corporation to attend the meeting; and (e) any other person on the invitation of the chair or with the consent of the meeting.

8.06                 Quorum

A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled, and representing in the aggregate not less than ten percent (10%) of the outstanding shares of the Corporation carrying voting rights at the meeting, provided that, if there should be only one shareholder of the Corporation entitled to vote at any meeting of shareholders, the quorum for the transaction of business at the meeting of shareholders shall consist of the one shareholder.

8.07                 Representatives

The authority of an individual to represent a body corporate or association at a meeting of  shareholders of the  Corporation shall be established by depositing with the Corporation a certified copy of the resolution of the directors or governing body of the body corporate or association, as the case may be, granting such authority, or in such other manner as may be satisfactory to the chair of the meeting.

8.08                 Action by Shareholders

The shareholders shall act by ordinary resolution unless otherwise required by the Act, articles, by-laws or any unanimous shareholder agreement.  In case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

8.09                 Show of Hands

Upon a show of hands, every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

8.10                 Ballots

A ballot required or demanded shall be taken in such manner as the chair shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he or she is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

8.11                 Electronic Voting

Notwithstanding Section 8.09, any vote referred to in Section 8.08 may be held, in accordance with the Act, partially or entirely by electronic means, telephone or other communication facility, if the Corporation has made available such a facility.

Any person participating in a meeting of shareholders under Section 8.02 or 8.03 and entitled to vote at the meeting may vote, in accordance with the Act by electronic means, telephone or other communication facility that the Corporation has made available such purpose.

8.12                 Resolution in Lieu of Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders.  A resolution in writing may be signed in one or more counterparts.

SECTION NINE
NOTICES

9.01                 Method of Giving Notices

Any notice (which term includes any communication or contract document or instrument in writing, or electronic document) to be given (which term includes sent, delivered or served)  pursuant to the Act, the articles or the by-laws or otherwise to a shareholder, director, officer, or auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's record address or if mailed to such person at such record address by prepaid mail or if sent to such person by electronic means as permitted by, and in accordance with, the Act.  The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.  The foregoing shall not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by law.

9.02                 Notice to Joint Holders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

9.03                 Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

9.04                 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

9.05                 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of such person's entitlement prescribed by the Act.

SECTION TEN
EFFECTIVE DATE

10.01   Effective Date

This by-law shall come into force when made by the board in accordance with the Act.

MADE by the board the 28th day of April, 2010

/s/ MARVIN M. CHRONISTER

CONFIRMED by the shareholders in accordance with the Act the 3rd day of June, 2010

/s/ TONYA PIZZEY

Document 4

SONDE RESOURCES CORP.

Change in Corporate Structure

National Instrument 51-102 - Continuous Disclosure Obligations (Section 4.9)

Item 1	Names of the Parties to the Transaction

Sonde Resources Corp., formerly Canadian Superior Energy Inc. (the "Company")

Item 2	Description of the Transaction

On June 3, 2010, the Company completed a consolidation ("Consolidation") of its common shares ("Common Shares") on the basis of one post-Consolidation Common Share for every five pre-Consolidation Common Shares and changed its name to "Sonde Resources Corp." (the "Name Change").

Further details are described in the information circular of the Company dated May 3, 2010 filed on SEDAR at www.sedar.com.

Item 3	Effective Date of the Transaction

Articles of Amendment were filed with Registrar of Corporations for the Province of Alberta to effect the Consolidation and Name Change on June 3, 2010.

Item 4	Names of Each Party that Ceased to be a Reporting Issuer Subsequent to the Transaction

Not applicable.

Item 5	Date of the Reporting Issuer's First Financial Year-End Subsequent to the Transaction

Not applicable.

Item 6
The periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer's first financial year subsequent to the transaction

Not applicable.

Document 5

SONDE RESOURCES CORP.

Report of Voting Results

National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by show of hands at the annual and special meeting (the "Meeting") of holders ("Shareholders") of common shares ("Common Shares") of Sonde Resources Corp., formerly Canadian Superior Energy Inc. (the "Company") held on June 3, 2010:

Outcome of Vote
1.
The election of the following nominees as directors of the Company to hold office until the next annual meeting of Shareholders:

Marvin M. Chronister
Dr. James Funk
Kerry Brittain
Dr. William J.F. Roach
Gregory G. Turnbull
James H.T. Riddell

Carried
2.	The appointment of Deloitte & Touche LLP, Chartered Accountants as auditors of the Company at such remuneration as may be fixed by the directors of the Company.	Carried

        The following matters were put to a vote by ballot at the Meeting:

Outcome of Vote
3.	The name change of the Company to "Sonde Resources Corp."	Carried 95.9% of the Votes cast FOR 4.1% of the Votes cast AGAINST
4.	The consolidation of the issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares.	Carried 94.1% of the Votes cast FOR 5.9% of the Votes cast AGAINST
5.	The adoption of a new shareholder rights plan of the Company.	Carried 96.3% of the Votes cast FOR 3.7% of the Votes cast AGAINST
6.	The confirmation of the new By-Law Number 1 of the Company.	Carried 85.6% of the Votes cast FOR 14.4% of the Votes cast AGAINST

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)
Date:	June 4, 2010	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer